

June 6, 2012

Via E-mail
Robert Stefanovich
Chief Financial Officer
Cryoport, Inc.
20382 Barents Sea Circle
Lake Forest, CA 92630

> **Re:** **Cryoport, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 18, 2012**
> **Response dated June 5, 2012**
> **File No. 333-180326**

Dear Mr. Stefanovich:

We have reviewed your amended registration statement together with your response letter dated June 5, 2012 and have the following comments.

General

1.   We note that the latest balance sheet included in the registration statement is now older than 134 days. Given that you reported a loss from continuing operations for the year ended March 31, 2011, it does not appear that you may be able to rely on Rule 8-08(b) of Regulation S-X. Please advice, or otherwise, in accordance with Rule 8-02 of Regulation S-X please provide audited financial statements for the fiscal year ended March 31, 2012 and update your prospectus by filing a pre-effective amendment to reflect the most recent financial statements accordingly.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti, for

Pamela Long
Assistant Director

cc: Via E-mail
        Mark Ziebell, Esq.